Second Quarter Report

June 30, 2008

Augusta Resource Corporation

Fellow Shareholders,

Augusta Resource Corporation (“Augusta”) and its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”), were pleased to progress on a number of initiatives related to financing, construction and exploration for the Rosemont Copper project near Tucson, Arizona in the second quarter of 2008.

Financing

In late April the Company announced it had elected to sell 45% of the payable silver to be produced during Rosemont’s mine life to Silver Wheaton Corp. (“Silver Wheaton”) for a total upfront cash payment of US$165 million. The upfront payment will be made to fund construction of the mine as milestones are achieved. Under the terms of the agreement, Augusta maintains the right to increase the saleable amount of silver, which is exercisable for up to three years from the execution of the definitive agreement. The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with Augusta’s 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient additional financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before August 31, 2008, as well as receipt of any required regulatory approvals and third-party consents.

In June, Rosemont entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a wholly-owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide US$40 million to be drawn down by Rosemont over the next twelve months to fund major equipment contracts and general working capital. Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. Augusta anticipates having full project financing in place before the maturity date. In exchange for the loan, Augusta has granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project.

Construction Progress

Rosemont awarded several contracts related to construction in the second quarter. The first was a letter of award for approximately €27.3 million with ABB Switzerland Ltd. (“ABB”) for the supply of three gearless mill drives. These drives will be installed on the Polysius supplied mills ordered in December 2007. ABB’s scope of supply includes a 16 MW gearless mill drive system for a 36’ diameter SAG mill and two 16MW gearless mill drive systems for 26’ diameter ball mills.

The second award was a US$56 million engineering, procurement and construction management (“EPCM”) contract to M3 Engineering & Technology Corporation (“M3”) for the development and construction of Rosemont. M3 completed the bankable feasibility study for Rosemont in August 2007, so the Company was pleased to be able to move forward with M3 to commence design engineering.

The third award was a US$8.6 million contract to Sandvik Mining for a primary crusher. The final equipment award was for three 100 ton electric 495HR mining shovels with an award value of approximately US$65 million.

The ordering of this long lead time equipment and the awarding of the EPCM contract will facilitate project advancement upon completion of the Environmental Impact Statement and Record of Decision expected in late 2009.

Drill Results

Early in the second quarter the Company announced the initial drill results from the ongoing exploration program at Rosemont. The assay results were from five holes drilled in an area of what was previously designated as waste in the current feasibility study pit design. The below table summarizes these results and also includes grades from a sixth hole drilled earlier for geotechnical information:

Augusta Resource Corporation	2

Drill Hole	From (feet)	To (feet)	Interval (feet)	Interval (meters)	%Cu	%Mo	Opt Ag
1 (Vert)	0	615	615	187.4	0.42	0.008	NA
2 (Vert)	15	184	169	51.5	1.06	NA	NA
3 (Angle)	260	755	495	150.9	0.63	0.005	0.11
4 (Angle)	0	120	120	35.6	0.19	NA	NA
4 (Angle)	410	515	105	32.0	0.27	0.001	0.10
4 (Angle)	620	665	45	13.7	0.28	0.010	0.10
5 (Angle)	330	800	470	143.3	0.39	0.006	0.06
6 (Vert)	0	235	235	71.6	0.32	NA	NA

The Company is very encouraged by these drill results, as they confirm the exploration target concept and may lead quickly to an expansion of the present in-pit reserves. These holes complete the initial phase of an exploration program targeting a previously unrecognized faulted extension of the main Rosemont deposit. The in-pit portion of this target is located immediately west of the main Rosemont deposit. This new zone consists of the original western edge of the Rosemont deposit that has been faulted and displaced to the north and not previously drilled.

The Phase 1 exploration program has focused on verifying an updated geological model based on recent geophysical surveys and mapping. With the receipt of these positive results, Phase 2 of the program will now focus on infill drilling to accomplish the definition of an expanded mineral resource and mineral reserve update by Q4 2008. The objective of the program is to increase the existing reserve as well as convert in-pit waste to mineral reserve. The net effect should be to reduce the stripping ratio of the presently designed feasibility pit.

The same faulted extension is also the subject of an exploration drilling program located north of the present design pit to test the down-dip extension of mineralization mined historically in the Narrangansett area. Mineralization in this area is hosted in the Abrigo and Martin carbonate rock units proven to be highly favorable hosts of high-grade mineralization elsewhere in Arizona.

It is clear from the progress achieved in the second quarter that Augusta is on track to meet its 2008 objectives. Management continues to meet with investors to keep them apprised on development activities, participating in several North American conferences and roadshows throughout the quarter. In addition, CIBC Capital Markets and Wellington West Capital Markets initiated research coverage on Augusta in the second quarter.

For further details please refer to our Financial Statements and Management Discussion and Analysis.

On behalf of the Board,

/S/ Gil Clausen

Gil Clausen
President & Chief Executive Officer	July 28, 2008

Augusta Resource Corporation	3

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
As at June 30, 2008 and December 31, 2007

		June 30	December 31
	Notes	2008	2007
ASSETS

CURRENT
Cash and cash equivalents		$15,320,970	$25,586,997
Accounts receivable	(5),(9)	1,343,924	530,066
Prepaid expenses		196,923	82,882
Assets of discontinued operations	(3)	-	6,884,516
		16,861,817	33,084,461

CAPITAL ASSETS	(4)	17,054,243	4,566,078

OTHER ASSETS	(5)	2,930,504	-

MINERAL PROPERTIES AND
DEFERRED DEVELOPMENT	(6)
Land and mineral properties		30,156,342	28,798,566
Deferred development		32,922,415	28,247,858
		63,078,757	57,046,424

		$99,925,321	$94,696,963

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	(9)	$773,134	$1,981,702
Current portion of notes and advances	(7)	570,331	397,824
Liabilities of discontinued operations	(3)	-	1,801,788
		1,343,465	4,181,314

LONG-TERM
Long term debt	(7)	14,883,359	1,831,921
		16,226,824	6,013,235

SHAREHOLDERS' EQUITY

Share capital	(8)	103,581,879	103,581,579
Contributed surplus	(8)	16,353,205	15,375,095
Deficit		(36,236,587)	(30,272,946)
		83,698,497	88,683,728
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		$99,925,321	$94,696,963

Commitments (Note 11)

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	4

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)
For the Three and Six months ended June 30, 2008 and 2007

		Three months ending June 30		Six months ending June 30
	Notes	2008	2007	2008	2007

EXPENSES
Exploration expense		$971,165	$-	$1,505,881	$-
Salaries,benefits and bonuses		566,668	459,094	1,436,361	837,958
Stock based compensation	(8[d])	494,191	539,381	978,210	986,451
Consulting and communication		416,634	10,720	543,377	48,701
Legal fees		372,441	(29,110)	400,021	67,323
Other expenses (net)		195,281	5,585	364,623	66,292
Travel		85,262	70,784	216,028	118,360
Accounting and audit		63,210	31,401	214,710	66,401
Filing and regulatory		35,161	17,679	148,557	90,182
Office and sundry		72,045	20,994	125,303	30,781
Recruitment fees		34,954	-	111,758	-
Director's Fees		64,428	2,133	87,609	13,180
Insurance		53,898	-	72,602	113,378
Rent		30,432	6,485	71,971	17,795
Investor relations		25,392	112,824	66,460	153,612
Amortization		15,664	4,753	30,979	9,338
Memberships and conferences		6,784	-	25,381	85
Fiscal and advisory services		9,914	9,363	11,435	13,375
Loss from operations		(3,513,524)	(1,262,086)	(6,411,266)	(2,633,212)
Interest and other income (expense)	(3)	(98,986)	64,185	437,365	132,191
Foreign exchange gain (loss)		(257,918)	300,340	113,919	355,510
Interest and finance charges		(50,415)	(57,094)	(103,659)	(85,145)

LOSS FROM CONTINUING OPERATIONS		(3,920,843)	(954,655)	(5,963,641)	(2,230,656)
Net earnings (loss) from discontinued operations,
net of tax		-	37,390	-	(213,514)

NET LOSS AND COMPREHENSIVE LOSS		(3,920,843)	(917,265)	(5,963,641)	(2,444,170)
Deficit, beginning of the period		(32,315,744)	(23,795,015)	(30,272,946)	(22,268,110)
Share issue costs		-	(25,000)	-	(25,000)

DEFICIT, END OF PERIOD		$(36,236,587)	$(24,737,280)	$(36,236,587)	$(24,737,280)

BASIC & DILUTED LOSS PER SHARE
Continuing operations		$(0.044)	$(0.012)	$(0.067)	$(0.030)
Discontinued operations		$-	$0.000	$-	$(0.003)
Net loss		$(0.044)	$(0.012)	$(0.067)	$(0.033)

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	5

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the Three and Six months ended June 30, 2008 and 2007

		Three Months Ended June 30		Six Months Ended June 30,
	Notes	2008	2007	2008	2007
NET INFLOW (OUTFLOW) OF CASH RELATED TO
THE FOLLOWING:
OPERATING
Loss from continuing operations		$(3,920,843)	$(954,655)	$(5,963,641)	$(2,230,656)
Items not affecting cash:
Stock based compensation	(8[d])	494,191	539,381	978,210	986,451
Amortization		15,664	4,753	30,979	9,338
Interest on loans		45,758	52,454	100,825	76,229
Foreign exchange (gain) loss		44,533	10,846	(246,763)	(6,570)
Other (income) expense		175,604	-	(95,139)	-
		(3,145,093)	(347,221)	(5,195,529)	(1,165,208)
Net changes in non-cash working capital items:
Accounts receivable		114,304	(59,459)	(19,226)	34,394
Prepaids		38,826	(11,698)	(116,471)	2,714
Accounts payable & accrued liabilities		167,326	(147,772)	(452,287)	(185,292)
Net cash flows used in operating activities		(2,824,637)	(566,150)	(5,783,513)	(1,313,392)

FINANCING
Loan facility		13,411,841	-	13,411,841	-
Issuance of common shares		-	37,541,644	-	37,541,644
Warrants exercised		-	4,549,140	-	4,549,140
Options exercise received		-	-	200	-
Repayment of notes and advances	(7)	-	-	(556,931)	-
Share issue costs	(8[c])	-	(25,000)	-	(25,000)
Net cash flows used in financing activities		13,411,841	42,065,784	12,855,110	42,065,784
INVESTING
Proceeds from sale of discontinued operations	(3)	-	-	1,603,875	-
Investment in mineral properties, net of related payables	(6)	(26,493)	(12,953)	(1,360,682)	(1,174,662)
Deferred development , net of related payables	(6)	(3,388,731)	(4,874,461)	(5,301,210)	(7,704,056)
Investment in capital assets	(4)	(7,554,485)	(678,615)	(12,519,144)	(1,161,678)
Net cash flows used in investing activities		(10,969,709)	(5,566,029)	(17,577,161)	(10,040,396)

Net cashflows used in discontinued operations	(3)	-	(2,177,401)	-	(2,948,683)
Effects of exchange rate change on cash &
cash equivalents in U.S. dollars		(76,965)	(8,103)	239,537	(14,776)

NET CASH INFLOW (OUTFLOW)		(459,470)	33,748,101	(10,266,027)	27,748,537
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		15,780,440	3,651,416	25,586,997	9,650,980
CASH AND CASH EQUIVALENTS, END OF PERIOD		$15,320,970	$37,399,517	$15,320,970	$37,399,517
SUPPLEMENTAL INFORMATION
Interest Paid		$-	$24,658	$153,037	$24,658
Interest Received		$122,553	$10,290	$173,448	$366,388
Non-cash transactions:
Receivable and warrants re: disposition of discontinued
operation		$-	$-	$4,081,215	$-
Purchase of property for promissory note		$-	$-	$-	$2,601,308

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

1.	NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

Augusta Resource Corporation (the “Company”) has interests in mining assets at the development stage. The realization of the Company’s investment in mineral properties is dependent upon various factors, including the ability to obtain the necessary financing to complete the development of the properties, future profitable operations, or, alternatively, upon disposal of the investment at amounts sufficient to recover capitalized expenditures. The Company is considered to be a development stage enterprise as it has yet to generate revenue from operations.

The Company incurred a loss of $5,963,641 for the six month period ended at June 30, 2008 (2007 - $2,444,170) and has an accumulated deficit of $36,236,587 as at June 30, 2008. The losses have been funded primarily by the issuance of equity. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which presumes that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management has concluded, following the completion in August 2007 of a Bankable Feasibility Study (“BFS”) for the Rosemont Property and the approval by the Board of Directors of the development of the Rosemont Mine, that the going concern basis is appropriate as, to date, the Company has been able to raise capital (both equity and debt) when required to advance the project.

The accompanying interim consolidated financial statements of the Company have been prepared in accordance with accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements. These interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s annual consolidated financial statements for the year ended December 31, 2007 (the “Annual Financial Statements”). The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2008.

2.	CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook, Section 1400 – Going Concern, Section 3031 – Inventories, and Sections 3862 & 3863 – Financial Instruments – Disclosure and Presentation on January 1, 2008. Other than additional footnote disclosures, going concern (note 1) and financial instruments (note 10) the adoption of these sections had no impact on the Company’s financial statements.

In addition to the above noted accounting policies, on the January 1, 2008 the Company also adopted the Canadian Institute of Chartered Accountants Handbook Section 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Augusta Resource Corporation	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

2.	CHANGE IN ACCOUNTING POLICIES (continued)

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the BFS and the current permitting process the Company is in, we will require additional funds through completion of the record of decision regarding the mine plan of operation/environmental impact statement and through mine and mill construction. The BFS estimated the capital cost of the mill and mining equipment and all related construction costs at US$782 million. Funding for the project could come from a number of sources and include bank project financing and capital market financing (including debt and equity). The Company has already signed a binding letter agreement with Silver Wheaton Corp. for the forward sale of silver produced at the Rosemont Mine (45% of the payable silver) which will provide a minimum of US$165 million (and up to US$320 million should Augusta elect to sell additional payable silver to 90%) conditional on certain events including the completion of permitting and project financing. By the end of 2008 the Company’s financing objective is to identify the source from which it will obtain the balance of capital required to complete the project.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, loans payable and current liabilities as well as the cash and cash equivalents. The Company manages the capital structure and makes adjustments to it in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditures budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

With the loan arrangement the Company entered into with Sumitomo in June 2008 (note 7) the Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations into 2009 and is currently in discussions to arrange sufficient capital to advance the project through the record of decision and mill and mine construction.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

Augusta Resource Corporation	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

2.	CHANGE IN ACCOUNTING POLICIES (continued)

Future Pronouncements

Convergence with International Financial Reporting Standards (IFRS)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with IFRS over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

3.	DISCONTINUED OPERATIONS

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ely Gold & Minerals Inc. (“Ely”)(formally known as Ivana Ventures Inc.) respecting the sale of the Company’s wholly owned subsidiary DHI Minerals Ltd. (“DHI Minerals), a British Columbia corporation, and its wholly owned subsidiary, DHI Minerals (U.S.) Ltd., a Nevada corporation, which holds the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the Company reclassified the consolidated results of DHI Minerals to discontinued operations. As at December 31, 2007, included in current assets (net of the impairment recorded at year end), is $6,884,516 related to discontinued operations and included in current liabilities is $1,801,788 related to discontinued operations. On February 29, 2008, with final regulatory approvals received, the transaction with Ely closed.

In accordance with the definitive agreement the consideration for the sale is US$6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price is payable in installments over five years, with US$1,625,000 ($1,603,875) paid on closing and an additional US$1,000,000 payable each 12 months thereafter. The shares of the subsidiaries and the properties directly are pledged to the Company as its sole recourse for non-payment of any portion of the purchase price.

Based on the net book value of the discontinued operations and the actual Canadian dollar proceeds, a gain on disposal of $223,827 was recognized at June 30, 2008. A fair value adjustment of $177,736 was applied against the gain recognized in the first quarter of 2008.

Augusta Resource Corporation	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

4.	CAPITAL ASSETS

	June 30, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value

Deposits on long-lead equipment(1)	$11,363,900	$-	$11,363,900	$-	$-	$-
Land	2,760,107	-	2,760,107	2,749,506	-	2,749,506
Water rights (2)	2,642,730	-	2,642,730	1,566,400	-	1,566,400
Buildings	127,326	15,916	111,410	127,326	9,549	117,777
Furniture and equipment	105,320	21,515	83,805	87,522	12,411	75,111
Computer software	66,146	27,945	38,201	46,442	18,475	27,967
Computer hardware	75,527	21,437	54,090	44,717	15,400	29,317

	$17,141,056	$86,813	$17,054,243	$4,621,913	$55,835	$4,566,078

(1) The Company has entered into various agreements to purchase long-lead equipment for mine development and metal production. To June 30, 2008 $11.4 million has been placed on deposit (note 11).

(2) Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

5.	OTHER ASSETS

	June 30,	December 31,
	2008	2007

Long term receivable	$3,609,939	$-
Long term investment -warrants	250,712	-
	3,860,651	-
Less: Current portion	(930,147)
Total other assets	$2,930,504	$-

In consideration of the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties (note 3), the Company will receive US$5,000,000 payable in installments over five years. At June 30, 2008 the fair value of the future compensation, discounted at an annual interest rate of 15%, totaled $3,609,939. The first payment of US$1,000,000 (with a net present value of $930,147) is due February 28, 2009. In addition to the cash purchase, the Company received warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at a price of $0.50 per share. As at June 30, 2008 the fair value of the warrants is $250,712 and was determined using the Black-Scholes option-pricing model using the following assumptions: expected life 1.17 years; annualized volatility 113%, a risk free rate of 3.27% and no dividends.

Augusta Resource Corporation	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

6.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT

	Mineral properties cost		Deferred development expenses
	June 30	December 31	June 30	December 31
Mineral properties and deferred development	2008	2007	2008	2007
Rosemont,Sanrita and Dawson properties	$30,156,342	$28,798,566	$32,922,415	$28,247,858

Mineral properties:	2008	2007
Balance, beginning of period	$28,798,566	$25,017,429
Acquisition costs (1)	1,357,776	3,781,137
Balance, June 30, 2008 and December 31, 2007	30,156,342	28,798,566

Deferred development:
Balance, beginning of period	28,247,858	15,471,679
Work program expenditures (2)	4,674,557	12,776,179
Balance, June 30, 2008 and December 31, 2007	32,922,415	28,247,858

Total Mineral Properties and Deferred Development	$63,078,757	$57,046,424

Properties for the location of water well fields and pump stations

(1) In January 2008 the Company purchased a 20-acre land parcel for US$1,204,835. In March 2008 the Company entered into a contract for the purchase of land, which is conditional upon certain events. The contract required the payment of a non-refundable deposit of US$100,000 and upon closing will require the payment of an additional US$489,000. Closing will occur 25 days after both: (1) title of the property being established to the Company's satisfaction and (2) legal physical access to the property, acceptable to the Company is granted. If either of the above 2 conditions are not met the Company can elect not to proceed with the purchase.

Work program expenditures

(2) Includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

7.	LONG TERM DEBT

	June 30	December 31
	2008	2007

Notes and advances	$32,488	$32,488
Long term notes	1,947,898	2,197,257
Loan facility	13,473,304	-
	15,453,690	2,229,745
Less: Current portion	(570,331)	(397,824)
Total long term debt	$14,883,359	$1,831,921

Augusta Resource Corporation	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

7.	LONG TERM DEBT (continued)

Notes and advances

Other notes and advances do not provide for specific terms of repayment and are unsecured.

Long term notes

On February 20, 2007 the Company entered into an agreement for the purchase of a 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of US$988,031 ($1,149,969) as well as the assumption of a promissory note, bearing interest at 8%, for US$2,223,720 ($2,601,308). The promissory note, which is secured by a trust deed on the property, requires 5 equal payments for principal and interest of US$556,945 on the February 20 anniversary date. On February 20, 2008 the first payment of $556,931 (US$556,945) was made. At June 30, 2008 the Canadian equivalent obligation was $1,947,898 of which $547,043 is current.

Loan facility

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”) had entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a wholly owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide US$40,000,000 to be drawn down by Rosemont over the next twelve months to fund major equipment contracts (US$27 million) and general working capital (US$13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50%. There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta has granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project.

As at June 30, 2008 a total of $13,473,304 (US$13,227,277) has been drawn on the facility. Included in the loan amount outstanding is accrued interest of $ 7,901 (US$7,757).

8.	SHARE CAPITAL

(a) Authorized: Unlimited number of common shares without par value.

(b) Issued: Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2006	72,749,067	$60,332,348
Issued for cash	10,719,827	37,519,394
Issued for warrants exercised	5,045,000	5,692,632
Issued for options exercised	74,167	37,205
Common shares, Balance at December 31, 2007	88,588,061	$103,581,579
Issued for options exercised	2,000	300
Common shares, Balance at June 30, 2008	88,590,061	$103,581,879

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

8.	SHARE CAPITAL (continued)

	(c)	Private Placement

On June 19, 2007 the Company closed a non-brokered private placement of 10,719,827 common shares at $3.50 per share for total gross proceeds of $37,519,394. Sumitomo Corporation and Sumitomo subscribed for the placement of 7,600,000 common shares and two funds managed by US private investment firm Harbinger Capital Partners subscribed for 3,119,827 common shares.

	(d)	Options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option being the last per share closing price of common shares on the Toronto Stock Exchange before the date of grant. The options vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

On June 30, 2008, certain directors and officers of the Company held 5,655,500 stock options, and certain employees of the Company held 580,500 stock options to purchase common shares of the Company. The following table summarizes the status of the Company’s stock option plans as at June 30, 2008:

	2008
		Average
	Number of Shares	Exercise Price
Outstanding at beginning of year	5,887,000	$1.89
Granted	350,000	$3.84
Exercised	(2,000)	$0.10
Outstanding at end of period	6,235,000	$2.00

Options exercisable at June 30, 2008	3,517,491	$1.84

The fair value of stock compensation was determined using the Black-Scholes option- pricing model. Under this method the expected term assumption takes into consideration assumed rates of employee turnover as well as expectations of when options would be exercised and represents the estimated average length of time stock options remain outstanding before they are exercised or forfeited. The expected volatility assumptions have been developed using the historical Canadian dollar share price. The risk-free rate is based on the Bank of Canada rate for zero interest bonds in effect at the time of the grant that corresponds to the expected term of the option.

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

8.	SHARE CAPITAL (continued)

	(d)	Options (continued)

	2008	2007
Valuation assumptions
Expected term (years)	3	3
Expected volatility	66%	67 - 69%
Weighted average volatility	66%	69%
Expected dividend yield	-	-
Risk-free interest rate	3.17 - 4.09%	3.58 - 3.93%
Weighted average risk-free rate	3.73%	3.86%

The following table summarizes the status of the Company’s stock option plan as at June 30, 2008:

	Options Outstanding and Exercisable

		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Prices	June 30, 2008	Life	Prices	June 30, 2008	Prices
$ 0.10	100,000	1.4 Years	$ 0.10	100,000	$ 0.10
$ 2.05	450,000	1.7 Years	$ 2.05	450,000	$ 2.05
$ 1.96	125,000	1.8 Years	$ 1.96	125,000	$ 1.96
$ 2.30	100,000	1.8 Years	$ 2.30	100,000	$ 2.30
$ 1.56	2,035,000	2.1 Years	$ 1.56	1,142,500	$ 1.56
$ 1.55	150,000	2.2 Years	$ 1.55	150,000	$ 1.55
$ 2.07	816,000	2.8 Years	$ 2.07	543,998	$ 2.07
$ 2.20	539,000	2.9 Years	$ 2.20	426,000	$ 2.20
$ 1.78	335,000	3.1 Years	$ 1.78	118,333	$ 1.78
$ 1.90	50,000	3.1 Years	$ 1.90	16,667	$ 1.90
$ 2.12	1,035,000	3.7 Years	$ 2.12	344,993	$ 2.12
$ 3.61	150,000	4.4 Years	$ 3.61	-	$ 3.61
$ 4.10	200,000	4.5 Years	$ 4.10	-	$ 4.10
$ 3.50	150,000	4.6 Years	$ 3.50	-	$ 3.50
	6,235,000	2.9 Years	$ 2.00	3,517,491	$ 1.84

(e)	Warrants

The following table summarizes information about warrants outstanding at June 30, 2008.

			Outstanding at
			December 31,				Outstanding at
Currency	Exercise Price	Expiry Dates	2007	Issued	Exercised	Expired	June 30, 2008

CDN	$4.10	March 17, 2008	12,997,600	-	-	12,997,600	-
			12,997,600	-	-	12,997,600	-

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

8.	SHARE CAPITAL (continued)

	(f)	Contributed Surplus

On June 30, 2008, the contributed surplus was as follows:

2008
Balance - Beginning of period	$15,375,095
Stock based compensation expense for the year	978,210
Transfer to share capital fair value of options exercised	(100)
Balance - End of period	$16,353,205

9.	RELATED PARTY TRANSACTIONS

At June 30, 2008, $185,060 of accounts receivable (December 31, 2007 - $195,674) is due from related companies, which share office space and certain common directors with the Company. Also, included in accounts receivable at June 30, 2008 is an amount of $91,346 (December 31, 2007 - $70,686) due from a company in which a director of the Company has a 25% interest. At June 30, 2008, $78,100 (December 31, 2007 - $64,000) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at the exchange value.

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for- sale financial assets and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	June 30	December 31
	2008	2007

Held for trading (1)	$15,320,970	$25,586,997
Loans and receivables (2)	4,274,428	530,066
Other financial liabilities (3)	(16,226,824)	(4,211,447)

(1)	Includes cash and cash equivalents.
(2)	Includes the Ely receivable and warrants.
(3)	Includes accounts payable, accrued liabilities and long-term debt.

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying value.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange), credit risk and liquidity risk. Reflecting the current stage of development of the Company’s Rosemont Mine, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the parent company is Canadian dollars. Foreign exchange risk arises because the amount of the US dollar cash and cash equivalent, receivable or payable will vary in Canadian dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in US dollars the Company has kept a significant portion of its cash and short-term investments in US dollars. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

US$	June 30	December 31
	2008	2007

Held for trading (1)	$10,895,082	$6,237,530
Loans and receivables (2)	3,644,820	11,324
Other financial liabilities (3)	(15,571,265)	(3,572,851)
	$(1,031,363)	$2,676,003

(1)	Includes cash and cash equivalents.
(2)	Includes the Ely receivable.
(3)	Includes accounts payable, accrued liabilities and long-term debt.

Augusta Resource Corporation	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Based on the above net exposures, as at June 30, 2008, a 10% change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $0.1 million.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions, short-term investments are either GIC’s or banker’s acceptances and management believes the risk of loss to be remote.

The loans and receivables relate primarily to Ely and consist of a receivable (to be paid over 4 years) and warrants exercisable for the common shares Ely through August 2009. In the event that Ely does not make the required payments (note 5) Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Based on current obligations the Company will require additional funding in the first quarter 2009 and is currently in discussions with a number of financial institutions and other intermediaries regarding financing alternatives necessary to advance the project through construction.

11.	COMMITMENTS

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately US$29 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG and two ball mills needed for the construction of the Rosemont Copper mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 total US$10.1 million, 2009 US$11.6 million and 2010 US$7.2 million. To June 30, 2008 all of the 2008 required payments had been made.

On April 8, 2008 the Company announced the signing of a Letter Award with ABB Switzerland Ltd. for the supply of three gearless mill drives for €27.3 million. Payments required in 2008 total €2.7 million, 2009 - €19.1 million and 2010 - €5.5 million. To June 30, 2008 €0.7 million of the required 2008 payments had been made.

Augusta Resource Corporation	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

11.	COMMITMENTS (continued)

On April 17, 2008 the Company announced the signing of an engineering, procurement and construction management contract with M3 Engineering & Technology Corporation (“M3”). Total payments over the life of the contract are expected to total approximately US$56 million and will be incurred as services are rendered by M3. Based on the current BFS anticipated payments are US$6 million in 2008, US$25 million in 2009, US$20 million in 2010 and US$5 million in 2011. To June 30, 2008 none of the anticipated 2008 payments have been made.

On June 6 and June 26, 2008 the Company signed Letters of Awards for the purchase of a gyratory crusher and for three electric mining shovels. The gyratory crusher is being purchased from Sandvik Mining for total commitments of US$8.6 million with payments in 2008 totaling US$0.6 million, 2009 US$0.6 million, 2010 US$5.1 million and 2011 US$2.3 million. The 3 shovels are being purchased from Bucyrus International Inc for total commitments of US$63.8 million with payments in 2008 totaling US$3 million, 2009 US$11.7 million and 2010 US$49.1 million. To June 30, 2008 none of the required 2008 payments have been made.

For purchase agreements related to long lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to date are not refundable.

These equipment orders will help ensure that mine development and metal production occurs on a timely basis upon receipt of the record of decision.

Other Commitments

Further to the announcement on December 20, 2007, related to the signing of a binding letter agreement and term sheet with Silver Wheaton Corp. (“Silver Wheaton”) to sell between 45% and 90% of the payable silver produced by the Rosemont mine, on April 30, 2008 the Company announced that it had elected to sell 45% of the payable silver to be produced during the mine life. The upfront payment of US$165 million will be made to fund construction of the mine as milestones are achieved. Under the terms of the agreement, Augusta maintains the right to increase the saleable amount of silver, which is exercisable for up to three years from the execution of the definitive agreement.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with Augusta’s 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient additional financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before August 31, 2008, as well as receipt of any required regulatory approvals and third-party consents.

Augusta Resource Corporation	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2008

11.	COMMITMENTS (continued)

Operating Lease commitments

The Company leases building premises recorded as operating leases. The terms of the leases extend through to June 30, 2009. The future minimum lease payments are as follows:

Year

2008	$48,421
2009	44,097
Total	$92,518

12.	CONTINGENT LIABILITIES

On August 24, 2007 the Company announced that it was served a complaint by ASARCO in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, with regard to the Rosemont property. Augusta believes the complaint is without merit.

Augusta acquired the Rosemont property from a group of real estate developers from Tucson in good faith after arm’s-length negotiations. The local real estate developers previously had purchased the property from ASARCO Incorporated.

This complaint was one of hundreds that ASARCO filed against numerous companies in an attempt to overturn various transactions it had entered into prior to declaring bankruptcy. In this complaint, ASARCO primarily alleges that the initial purchasers failed to pay “reasonably equivalent value” for the Rosemont property in 2004, at a time when ASARCO alleges it was “hopelessly insolvent,” and that Augusta later bought the property with knowledge of the voidability of the prior sale.

ASARCO filed for bankruptcy in August 2005.

Augusta believes that it has solid grounds to defeat any ASARCO challenge to its ownership, and it is defending the matter vigorously. The suit should have no impact on current plans for operation at the Rosemont Copper project. The permitting process, mine site work, and design initiatives will continue on schedule.

Augusta Resource Corporation	19

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

Telephone: (604) 687-1717
Facsimile: (604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Christopher M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke (Executive Chairman)

OFFICERS	Gil Clausen ~ President & Chief Executive Officer
Bruce Nicol ~ Senior Vice President & Chief Financial Officer
Donald B. Clark ~ Vice President, Administration
Mike Clarke ~ Vice President, Exploration
Lance Newman ~ Vice President, Project Development
Rod Pace ~ Vice President, Operations
Raghunath Reddy ~ Vice President, Finance & Corporate Development
James Sturgess ~ Vice President, Sustainable Development
Purni Parikh ~ Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
Vancouver, BC V7Y 1C7

SOLICITORS	Fasken Martineau DuMoulin LLP
Suite 2900
550 Burrard Street
Vancouver, BC V6C 0A3

SHARES LISTED	Toronto Stock Exchange
American Stock Exchange
Trading Symbol ~ AZC
Frankfurt Stock Exchange
Trading Symbol – A5R

Augusta Resource Corporation	20